Rome December 22, 2006

Andrew Mew and Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Telecom Italia Media S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 333-12334

Dear Mr. Mew and Mr. Spirgel:

     We have received your letter dated December 21 with the request of supplemental comments to our letter dated October 20. Telecom Italia Media S.p.A. (“TI Media”) is preparing responses, but in order to allow sufficient time for TI Media’s response to be prepared and reviewed by certain corporate governance bodies of TI Media and its parent company Telecom Italia, we expect to file TI Media’s responses by no later than January 22, 2006.

Very truly yours,

/s/ Paolo Serra

Paolo Serra
Chief Financial Officer

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46